U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2005

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated August 27, 2005, relating to the announcement of response to the comments on media reports.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 29, 2005	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

August 27, 2005

Trend Micro responses the Comments on Today’s media reports

Today, there was a media report mentioning the forecast of the financial result and dividend of fiscal year 2005.

This is completely false and groundless.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp